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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
 Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Henry Bros. Electronics, Inc. formerly known as Diversified Security Solutions, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

25533P-10-7

(CUSIP Number)

Frederick B. Polak, Esq. Post, Polak, Goodsell, MacNeill & Strauchler, P.A. 425 Eagle Rock Ave. Roseland, NJ 07068	973-228-9900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 23, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 25533P-10-7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Irvin F. Witcosky

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	_______________________________________________________________________________

	(b)	_______________________________________________________________________________

3.	SEC Use Only ____________________________________________________________________________

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) _____________________

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power 1,361,800

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,361,800

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 1,361,800

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) No

13.	Percent of Class Represented by Amount in Row (11) 23%

14.	Type of Reporting Person (See Instructions)
IN

Instructions for Cover Page

(1)

Names and I.R.S. Identification Numbers of Reporting Persons — Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see “SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D” below).

(2)

If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-l(k)(l) in which case it may not be necessary to check row 2(b)].

(3)	The 3rd row is for SEC internal use; please leave blank.

2

Item 1. Security and Issuer

This Schedule 13D (Amended) relates to shares of the Common Stock of Henry Brothers Electronics, Inc., a Delaware Corporation (the “Company”), formerly known as Diversified Security Solutions, Inc.. The address of the principal executive office of the Company is 17-01 Pollitt Drive, Fair Lawn, NJ 07410.

Item 2. Identity and Background.

(a) Irvin F. Witcosky

(b) 419 East Penn Street, Long Beach, NY 11561

(c) Consultant

(d-e) During the last five years, Mr. Witcosky has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations with respect to such laws.

(f) Mr. Witcosky is a citizen of the United States

Item 3. Source and Amount of Funds or Other Consideration

N/A

Item 4. Purpose of Transaction

          The purpose of the transaction was to sell shares in connection with Mr. Witcosky’s separation from the Company. Brian Reach, Chief Operations Officer of HBE, acquired 35,000 shares of Company common stock; Mr. Witcosky sold 3,200 shares of Company common stock to the Company. Mr. Witcosky will no longer be a member of the Board of Directors nor employed by the Company in any capacity.

Item 5. Interest in Securities of the Issuer

(a-b) As a result of this transaction, Mr. Witcosky is the beneficial owner of 1,361,800 shares of the Company’s common stock. This represents approximately 23% of the Company’s issued and outstanding shares.

(c) On March 23, 2007 Mr. Witcosky sold 35,000 shares of common stock at $3 per share to Brian Reach, Chief Operations Officer of HBE. Also on March 23, 2007, Mr. Witcosky sold 3,200 shares of common stock at $5 per share to the Company.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Materials to be Filed as Exhibits

None.

          After reasonable inquiry, and to the best of the knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

/s/ Irvin F. Witcosky

Irvin F. Witcosky

Dated: April 4, 2007